EXHIBIT 99.1

Yamana Gold Reports Strong First Quarter Production and Cash Flows; Increases Earnings and Further Reduces Net Debt; Raises Annual Dividend by a Further 25%

TORONTO, April 30, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) is herein reporting its financial and operational results for the first quarter of 2020. The Company posted strong quarterly production and free cash flow while further reducing net debt.

The Company has updated its 2020 guidance a separate announcement relating to which will follow.

FIRST QUARTER HIGHLIGHTS

Strong Net Earnings and Cash Flow, Further Reduction in Net Debt

  Net earnings of $45.0 million or $0.05 per share basic and diluted compared to a net loss of $4.1 million or  nil per share basic and diluted a year earlier.(1)
  Adjusted net earnings(1) of $47.2 million or $0.05 per share basic and diluted compared to adjusted net earnings of $24.0 million or $0.03 per share basic and diluted a year earlier.
  Strong quarterly cash flows from operating activities of $129.4 million, and cash flow from operating activities before net change in working capital of $164.6 million.
  Cash flows were all in line with or exceeded the average of the past four quarters, and exceeded all comparable cash flows in the first quarter of 2019.
  Net free cash flow(2) of $91.1 million exceeded the average of the past four quarters by 14%, following exceptional operational performances in the first quarter, despite the challenges stemming from the pandemic.
  Net debt(3) decreased by $20.0 million in the quarter due to the positive cash flow from operations. As of March 31, 2020, net debt(3) was $869.1 million.
  Considering the receipt of funds from the completion of the Equinox Gold sale transaction that occurred on April 15, 2020, net debt(3) at the end of the quarter was approximately $786.0 million on a pro forma basis.
	Three months ended March 31
(In millions of United States Dollars)	2020	2019
Net Free Cash Flow(2)	$91.1	$(13.6)
Free Cash Flow before Dividends and Debt Repayments(2)	$38.9	$(66.6)
(Decrease) Increase in Net Debt(3)	$(20.0)	$108.3

(All amounts are expressed in United States Dollars unless otherwise indicated)
(See end notes at the end of this press release)

Production Exceeds Targets at Jacobina, El Peñón, and Minera Florida

  Gold production of 192,238 ounces was in line with plan, highlighted by exceptional performances from Jacobina, El Peñón, and Minera Florida, which all exceeded their production targets, and despite government-mandated temporary suspensions of operations at Cerro Moro and Canadian Malartic.
  Silver production of 2,730,851 ounces was in line with plan, following a strong performance from El Peñón, which exceeded its production target.
  Gold equivalent ounce ("GEO")(4) production of 221,746 ounces was in line with plan despite the GEO ratio being higher at 94.23 than that originally guided at 86.10.

Costs Better Than Plan

  Unitary costs were better than plan during the first quarter, and comparable to the same period in 2019 despite lower production, with total cost of sales and cash costs(3) of $1,141 and $694, respectively, compared to $1,160 and $691 in 2019.
  All-in sustaining costs ("AISC")(3) for the quarter were $1,032 per GEO sold compared to $973 per GEO sold in the same period in 2019.

Annual Dividend Increased by a Further 25%

  Subsequent to quarter end, the Company increased its annual dividend by a further 25% to $0.0625 per share.
  This represents the third dividend increase announced by the Company in the past year, for a cumulative total increase of 213%.

Jacobina Optimization Project Highlights

  Plant throughput exceeded 6,500 tonnes per day ("tpd") during the first quarter, achieving the Phase 1 expansion objective a full quarter ahead of schedule.
  Evaluating whether Phase 1 can be further optimized to increase throughput beyond 6,500 tpd.
  Phase 2 pre-feasibility study ("PFS")  is complete, with preliminary results pointing to total capital costs of $57.0 million, of which $35.0 million is related to the processing plant, $14.0 million for underground mining and $8.0 million for infrastructure.
  During the period of the aforementioned Phase 1 optimization, the Company is advancing studies to further enhance and optimize Phase 2 as part of the feasibility study with results expected by mid-2021.
  If implemented, the Phase 2 expansion is expected to increase annual gold production to 230,000 ounces and reduce operating costs with a positive impact on cash flow at Jacobina.
  A more complete disclosure on the project and PFS will follow in May, along with the publishing of a 43-101 report.

MANAGING COVID-19

Yamana continues to take every precaution to ensure the health and safety of its employees, families, and communities, and it is working closely with its host communities to support their needs through this difficult period. The Company formed a crisis response group in the early phases of the COVID-19 outbreak consisting of its entire senior executive group and operational leaders to ensure it was in a position to take quick and decisive action in what was and remains a fluid and fast-moving environment. It is taking both an immediate and long-term approach to managing its business that is respectful and mindful of what is happening in local communities.

For additional information on Yamana’s COVID-19 response please refer to Section 1 of the Company's Management Discussion and Analysis, which is available on the Company's website at www.yamana.com, and on SEDAR at www.sedar.com.

CASH FLOW CONTINUES TO RISE

The Company reported strong quarterly cash flows from operating activities of $129.4 million and cash flows from operating activities before net change in working capital of $164.6 million. Net free cash flow(2) during the first quarter of $91.1 million exceeded the average of the past four quarters by 14%, and was significantly higher than the net free cash outflow of $13.6 million in the first quarter of 2019.

The latest quarterly results reflect the impact of strong production, strong commodity prices, and the positive impact of foreign exchange on the cost structure of the Company. Cash flows were all in line or better than the average of the past four quarters, and better than all comparable cash flows in the first quarter of 2019.

During the first quarter, the Company incurred $3.5 million of costs associated with COVID-19 related to temporary suspensions at certain operations. Normalized for these outflows, cash flows from operating activities before net change in working capital would have been $168.1 million.

Net change in working capital movement was a cash outflow of $35.2 million associated with anticipated and customary first quarter items, the largest of which was the normalization of trade payables at certain of the Company's operations. During the fourth quarter of 2019, working capital was positively impacted by the timing of receipt of approximately $21.0 million of invoices that were paid in the first quarter of 2020, as previously disclosed. The Company built-up approximately $7.5 million of critical materials and supplies inventory to avoid potential supply chain disruptions caused by COVID-19.

COSTS POSITIVELY IMPACTED BY FOREIGN EXCHANGE MOVEMENTS

Unitary costs were better than plan in the first quarter of 2020 and comparable to the same period in 2019 despite lower production, with total cost of sales and cash costs(3) of $1,141 and $694, respectively, compared to $1,160 and $691 in 2019.

AISC(3) during the first quarter were $1,032 per GEO sold compared to $973 per GEO sold in the same period in 2019. The reason AISC(3) increased over the prior year, while cash costs(3) were relatively unchanged, reflects the higher planned sustaining capital spend per ounce year-over-year. Additionally, in the prior year, a component of general and administrative spending and sustaining and exploration capital expenditures were attributed to copper, which reduced the costs attributable to GEO by approximately $20 per ounce when compared to 2020.

Costs were positively impacted by foreign exchange movements as a result of the Canadian Dollar, Brazilian Real, Argentine Peso and the Chilean Peso all weakening against the US Dollar.

CONTINUING IMPROVEMENTS TO BALANCE SHEET; STRONG LIQUIDITY POSITION

Net debt(3) decreased by $20.0 million during the quarter as a result of the positive cash flow from operations, despite the lost production due to COVID-19. As of March 31, 2020, net debt(3) was $869.1 million. Considering the receipt of funds from the completion of the Equinox Gold sale transaction that occurred on April 15, 2020, net debt(3) at the end of the quarter was approximately $786.0 million on a pro forma basis.

Given the expected lower production in the second quarter, and depending on metal prices, net debt(3) may increase in the second quarter. Any increase is expected to be modest, and at current metal prices, is considered unlikely. Furthermore, the Company expects to generate more significant net free cash flow(2) in the second half of the year, sequentially increasing over the third and fourth quarters.

The Company drew down $200.0 million of its $750.0 million revolving credit facility as a precaution due to the current uncertainty around the COVID-19 pandemic. However, due to a scheduled debt repayment of $56.2 million in the first quarter, total debt increased by only $144.4 million. As at March 31, 2020, the Company had cash and cash equivalents of $323.2 million. Considering the receipt of funds from the completion of the Equinox sale transaction that occurred on April 15, 2020, the Company had over $400 million in cash and cash equivalents on a pro-forma basis at the end of the quarter. The Company currently has no plans to utilize the funds drawn on its revolving credit facility.

The Company has no pending scheduled debt repayments or significant capital commitments, with its next scheduled debt repayment due in March 2022.

Despite the challenging environment, the Company remains well positioned to achieve its target of a net debt(3)/EBITDA ratio below 1.0x. The continued potential monetization of various non-producing assets provide further opportunities to reduce debt levels and leverage. The Company recognizes that there is significant value in such assets which would be more than the total amount of outstanding debt, and along with cash flows, the Company has more than sufficient resources to further reduce outstanding debt, thereby further improving financial flexibility and providing more opportunity for enhanced value and returns for shareholders. The Company has recently accomplished the negotiation of the royalty portfolio and the sale of Equinox shares, with the above objectives in mind.

Summary of Certain Non-Cash and Other Items Included in Net Earnings

(In millions of United States Dollars, except per share amounts, totals may not add due to rounding, unaudited)	Three Months Ended March 31
	2020	2019
Non-cash unrealized foreign exchange (gains) losses	$(11.5)	$10.0
Share-based payments/mark-to-market of deferred share units	(0.5)	3.6
Mark-to-market losses on derivative contracts, investments and other assets	2.7	6.5
Gain on discontinuation of the equity method of accounting	(21.3)	—
Costs associated with suspensions of operations in relation to COVID-19	3.5	—
Other provisions, write-downs and adjustments	2.6	2.1
Non-cash tax on unrealized foreign exchange gains	30.6	20.2
Income tax effect of adjustments	(1.1)	(0.3)
One-time tax adjustments	(2.8)	(14.0)
Total adjustments - increase to earnings	$2.2	$28.1
Total adjustments - increase to earnings per share	$—	$0.03

Note: For the three months ended March 31, 2020, net earnings would be adjusted by an increase of $2.2 million (2019: increase of $28.1 million).

STRATEGIC DEVELOPMENTS, CONSTRUCTION DEVELOPMENTS, AND ADVANCE STAGE PROJECTS

Jacobina Optimization Project

In 2019, Jacobina commenced a project to optimize the processing plant and stabilize throughput at a sustainable 6,500 tpd. Yamana refers to this optimization as Phase 1. The first step of the optimization was the installation of an Advanced Process Control system installed in early 2019. Other components of the optimization include additional gravity concentrators, a new induction kiln, replacement of screens, and new CIP tanks. The project is scheduled for completion in mid-2020, at a total capital cost of $5.3 million.

The Phase 1 objective of stabilizing process plant throughput of 6,500 tpd was achieved in the first quarter, a full quarter ahead of schedule. This was accomplished without the benefits from the installation of further plant modifications still to be completed in mid-2020, which are expected to add consistency and stability to the plant process. Given that Phase 1 progress has gone better than plan, the Company is assessing  whether the results of Phase 1 can be further optimized to result in sustainable throughput in excess of 6,500 tpd. It is the Company's intention to stabilize the operation at the new milling rate resulting from the optimization of Phase 1 before proceeding to Phase 2.

For Phase 2, Jacobina would increase in throughput to between 7,500 and 8,500 tpd. The Company has completed the Phase 2 PFS, with preliminary results pointing to a total capital cost of $57.0 million, of which $35.0 million is related to the processing plant, $14.0 million for underground mining and $8.0 million for infrastructure. If implemented, it is expected that the Phase 2 expansion would ramp up annual gold production to 230,000 ounces and reduce operating costs with a positive impact on cash flow at Jacobina.

A more complete disclosure on the project and PFS will follow in May, along with the publishing of a 43-101 report.

During the Phase 1 optimization, the Company will advance studies to further enhance and optimize Phase 2, as part of the feasibility study with results expected by mid-2021.

Separately, Jacobina is studying the installation of a backfill plant to allow up to 2,000 tpd of tailings to be deposited in underground voids. Preliminary results indicate that the project has the potential to reduce environmental footprint, extend the life of the existing Tailings Storage Facility, and improve mining recovery, resulting in an increased conversion of mineral resources to mineral reserves.

Leagold-Equinox Merger and Subsequent Partial Disposal

On March 10, 2020, an at-market merger between Leagold Mining and Equinox Gold was completed, resulting in Yamana owning approximately 9% of the combined company's outstanding common shares. Yamana recorded a gain of $21.3 million on the discontinuation of the equity method for Leagold, and the resulting investment in the combined entity is accounted for as a financial asset at fair value through other comprehensive income.

On April 15, 2020, the Company closed the sale of 12,000,000 units of Equinox for gross proceeds of C$120.0 million. Each unit consists of one common share of Equinox owned by the Company and one-half of a common share purchase warrant of Equinox that entitle the holder thereof to acquire one additional common share of Equinox owned by the Company at an exercise price of C$13.50 for a term of 9 months. Upon completion of the sale, Yamana held 7,236,380 Equinox shares, representing approximately 3.35% of the issued and outstanding Equinox shares, on a non-diluted basis. In the event all warrants are exercised, the total gross proceeds to the Company would be C$201.0 million.

Considering the receipt of the Equinox transaction proceeds, first quarter ending net debt(3) was reduced to approximately $786.0 million, on a pro-forma basis. There are possibilities of further reduction of net debt(3) on an exercise of the Equinox warrants granted, and on receipt of proceeds from the Royalty Portfolio sale, expected to close in the second quarter as noted below.

Sale of Royalty Portfolio Assets

On February 23, 2020, the Company announced that it had entered into a definitive purchase agreement to sell a portfolio of royalty interests and the contingent payment to be received upon declaration of commercial production at the Deep Carbonates Project at the Gualcamayo gold mine. The sale is expected to close in the second quarter of 2020.

The consideration is comprised of a minimum of $10.0 million and up to $20.0 million of cash due upon closing and a $45.0 million share position in Guerrero Ventures at a price of C$0.90 per share with a lock-up period of six months from the transaction date.

Suyai, Argentina

On April 28, 2020, the Company announced it entered into a definitive option agreement pursuant to which it granted CAM, a privately held portfolio management and capital markets company based in Argentina, owned by Messrs. Eduardo Elsztain and Saul Zang, the right to acquire up to a maximum 40% interest in a joint venture formed to hold the Suyai Project. CAM's portfolio includes the biggest real estate company in the country, NASDAQ-listed international agricultural companies, along with banking and mining investments. Through its history, CAM has led the successful development of significant construction projects across the country.

An initial amount of $2.0 million was received by the Company to secure the option. CAM will assume responsibility for all environmental, social, and governance (“ESG”) matters, including leading the permitting efforts aimed to advance the project through its different stages of development. As noted, CAM has the right to earn a maximum 40% interest in the resulting joint venture formed to hold the Suyai Project by fulfilling certain obligations and achieving certain milestones, mostly relating to ESG matters, and by paying $31.6 million in various installments plus their proportionate expenses on or before December 31, 2024. The Company believes there is considerable value, far in excess of cash value, in fulfilling the obligations and achieving the milestones relating to ESG matters which would advance the Suyai project. Through certain of its holding companies, Yamana would hold the remaining 60% of the joint venture.

In the event the project receives approval to proceed, Yamana would oversee its development, applying best industry practices and its experience in project development and operations in southern Argentina. Development of the project would occur under the oversight of a board of directors of the holding company that owns the project with CAM nominating two out of five directors. Yamana would nominate the other directors. The joint venture would be a true joint venture with each party being entitled to its proportion of gold production from the project.

The Company previously completed studies that in addition to redesigning Suyai as a small scale high-grade underground project, evaluated different options for ore processing, which provided favourable project economics.

The preferred option calls for the construction of a processing facility for on-site production of gold and silver contained in a high-grade flotation concentrate, which would be transported by land and by sea to one or more gold smelters world-wide.  As only a flotation concentrate would be produced at Suyai, no cyanide or other deleterious chemicals would be used at site.  Gold production is expected to reach up to 250,000 ounces annually for an initial eight years.

Canadian Malartic (50% interest), Canada

The ramp-up of the Barnat deposit is expected to continue throughout 2020, with meaningful contributions to begin in 2021. On a 50% basis, expansionary capital expenditures related to the Canadian Malartic Extension Project were $6.0 million during the first quarter. The Highway 117 road deviation has been completed and opened to traffic, with the remaining extension work focused on overburden and rock stripping, expected to be completed in the second half of 2020.

The Partnership continues to advance and evaluate several deposits and prospective exploration areas to the east of the Canadian Malartic open pit, including the new mineralized zone discovery of East Gouldie as well as the Odyssey, East Malartic, Sladen, Sheehan, and Rand zones. These discoveries have the potential to provide new, mostly underground sources of mineralization for the Canadian Malartic mill, replacing a portion of the lower grade open pit mineralization, which would increase production and extend mine life.

Exploration programs are ongoing to evaluate several deposits and prospective exploration areas. Work in the first quarter of 2020 focused on delineation of the new East Gouldie zone, as well as testing targets along strike and developing targets in the recently acquired Rand property. Drilling on the Rand property has located several near surface porphyry bodies with some significant mineralization. The East Gouldie zone has rapidly advanced since its discovery in November, 2018. The zone remains open and represents an excellent opportunity for potential underground mining in the future and significant new underground inferred mineral resources are expected from the current drill program.

The Company intends to continue to advance studies related to the underground mineral resources at Canadian Malartic, and to continue exploration to define and expand those underground resources. In 2020, the Partnership is planning the development of an exploration ramp into Odyssey and East Malartic, with the purpose of eventually mining their respective upper zones and provide further exploration access to allow resource drilling at tighter spacing.

Agua Rica Feasibility Study

During 2019, the Company announced that it had entered into an integration agreement with Glencore International AG and Newmont Corporation, pursuant to which the Agua Rica project would be developed and operated using the existing infrastructure and facilities of the Alumbrera mine in the Catamarca Province of Argentina. The Company would own 56.25% of the integrated project. The Parties established a Technical Committee to direct the advancement of the Integrated Project.

Subsequently, the Company announced positive PFS study results, which underscored Agua Rica as a long life, low-cost project with robust economics and opportunities to realize further value, including converting economic-grade inferred mineral resources and expanding throughput scenarios to increase metal production and returns, among other opportunities. The Integrated Project generates significant synergies by bringing together the extensive mineral reserves of Agua Rica with the existing infrastructure of Alumbrera to create a unique, high quality and low risk brownfield project with an optimized environmental footprint that will bring significant value to shareholders, local communities and stakeholders.

The PFS highlights include a long mine life of 28 years, annual production for the first 10 full years increased to 533 million pounds of copper equivalent production, cash costs decreased to $1.29 per pound, all-in sustaining costs (“AISC”) decreased to $1.52 per pound for the first ten years of production, net present value (“NPV”) increased to $1.935 billion and an increased internal rate of return (“IRR”) of 19.7%. Proven and probable copper mineral reserves increased by 21% to 11.8 billion pounds and gold mineral reserves increased by 13% to 7.4 million ounces as at December 31, 2019

The Technical Committee is now advancing towards a full feasibility study of the Integrated Project, with updated mineral reserve, production, and project cost estimates. As a result of COVID-19, general restrictions on businesses around the world, and in particular in Argentina, have introduced uncertainty into the timeline of being able to complete certain elements of the Feasibility Study that depend on environmental permit approvals and field work. As the permit process is well advanced, work preparation has begun in anticipation of receiving necessary authorizations in normal course. The results of the Feasibility Study are expected by 2021.

EXPLORATION

Generative Exploration Program

During the first quarter, drilling was initiated on several projects in Brazil that are part of the Company's generative exploration program, including Lavra Velha, Borborema, and Ivolandia. Drilling at Borborema is stepping out from positive results with high grade copper reported earlier this year with several drill holes reporting strong massive sulphide with strong chalcopyrite. Drilling at Ivolandia has some preliminary results with low grade, near surface oxide mineralization in step out drilling. Further results are expected from drilling later in the year on all three targets as well as from drill programs in Chile, testing district targets in the El Peñón district.

Exploration at Monument Bay

Exploration at the Monument Bay project in 2019 focused on development of a new geological model and definition of higher grade zones within the overall mineral envelope, to allow better resource modelling and to provide additional understanding of the controls on mineralization at the deposit. As well, a property wide exploration program was initiated utilizing a heli-portable RC drill rig to sample overburden glacial till and top-of-bedrock, with drilling in 2019 completed on a 1,500 meter grid.

A higher grade underground mining scenario, possibly combined with shallow open pits, may provide an alternative option to the large open pit scenario that has been considered in the past. While this option provides resources below current levels, it provides an economically attractive alternative with lower capital investment, reduced environmental footprint, and clear upside exploration potential. To support the evaluation of the underground mining scenario, a new high-grade geological model is currently been developed, with preliminary underground mining studies identifying several well-defined high-grade zones along the 4 kilometer strike of the deposit. This year, the Company plans to continue to evaluate the underground potential by drilling the well-defined higher grade zones at depth to determine the extent of down plunge mineralization and in surrounding areas. Diamond drilling during the first quarter of 2020 focused on shallow infill testing of higher grade zones projected to surface, with several good intercepts reported, confirming the orientation of higher grade mineralization and providing additional targets for drilling in the second half of 2020.

Evaluation of the remainder of the project, which has historically seen little exploration attention, continued during the quarter with additional RC grid drilling coverage. This newly applied exploration method opens up the remainder of the Monument Bay property to exploration and represents a significant step toward advancing this prospective land package. In 2020, the drilling program will be augmented with evaluation of other exploration methods, including pilot test work of a number of geophysical techniques, as warranted.

For exploration updates relating to operating mines during the quarter, refer to Section 4: Operating Segments Performance of the Company's Management, Discussion and Analysis, which is available on the Company's website at www.yamana.com, and on SEDAR at www.sedar.com.

KEY STATISTICS

Key operating and financial statistics for the first quarter 2020 are outlined in the following tables.

Financial Summary

	Three Months Ended March 31
(In millions of United States Dollars, except for per share and per unit amounts, unaudited)	2020	2019
Revenue	$356.5	$407.1
Cost of sales excluding depletion, depreciation and amortization	(154.3)	(205.8)
Depletion, depreciation and amortization	(99.4)	(117.7)
Total cost of sales	(253.7)	(323.5)
Mine operating earnings	102.8	83.6
General and administrative expenses	(15.8)	(21.5)
Exploration and evaluation expenses	(2.6)	(2.5)
Net earnings (loss)	45.0	(4.1)
Net earnings (loss) per share - basic and diluted (i)	0.05	—
Cash flow generated from operations after changes in non-cash working capital	129.4	12.4
Cash flow from operations before changes in non-cash working capital	164.6	103.2
Cash flows from (used in) investing activities	(85.8)	(92.0)
Cash flows (used in) from financing activities	123.3	91.1
Revenue per ounce of gold	$1,589	$1,292
Revenue per ounce of silver	$18.16	$15.52
Average realized gold price per ounce	$1,589	$1,301
Average realized silver price per ounce	$17.47	$15.52

(i) For the three months ended March 31, 2020, the weighted average numbers of shares outstanding was 951,057,783 (basic) and 952,023,960 (diluted).

Production, Financial and Operating Summary

Costs	Three Months Ended March 31
(In United States Dollars)	2020	2019
Per GEO(4) sold
Total cost of sales	$1,141	$1,160
Cash Costs(3)	$694	$691
AISC(3)	$1,032	$973

	Three Months Ended March 31
Gold Ounces	2020	2019
Canadian Malartic (50%)	64,763	83,670
Jacobina	43,938	38,617
Cerro Moro	18,743	38,471
El Peñón	42,230	34,025
Minera Florida	22,563	19,654
TOTAL	192,238	214,438

	Three Months Ended March 31
Silver Ounces	2020	2019
Cerro Moro	1,374,941	2,021,489
El Peñón	1,355,910	994,809
TOTAL	2,730,851	3,016,298

For a full discussion of Yamana’s operational and financial results, please refer to the Company’s first quarter 2020 Management’s Discussion and Analysis, which is available on the Company's website at www.yamana.com, and on SEDAR at www.sedar.com.

The Company will host a conference call and webcast on Thursday, April 30, 2020, at 8:30 a.m. ET.

First Quarter 2020 Conference Call

Toll Free (North America):	1-800-273-9672
Toronto Local and International:	416-340-2216
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	5543937#

The conference call replay will be available from 12:00 p.m. ET on April 30, 2020, until 11:59 p.m. EDT on May 21, 2020.

Qualified Persons

Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P. Geo and Senior Director, Geology and Mineral Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

End Notes

(1) Earnings for the three months ended March 31, 2020, were negatively impacted by $2.2 million of items that management believes may not be reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates. For a complete list of adjustments, refer to 'Section 3: Review of Financial Results' in the Company's Management's Discussion and Analysis ("MD&A").

(2) The Company has included certain non-GAAP performance measures in this press release. Detailed reconciliations for the cash flow metrics can be found at the end of this press release.

(3) A cautionary note regarding non-GAAP performance measures as well as detailed reconciliations are included in 'Section 10: Non-GAAP Performance Measures' of the Company's MD&A.

(4) GEO includes gold plus silver with silver converted to a gold equivalent at a ratio of 94.23:1 for the first quarter. The GEO ratio is calculated based on average market prices.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, results of feasibility studies, repayment of debt or updates regarding mineral reserves and mineral resources. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the outcome of various planned technical studies, production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws contained in Industry Guide 7. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) contained in Industry Guide 7. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, issuers reporting pursuant to Industry Guide 7 report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies reporting pursuant to Industry Guide 7.

NON-GAAP FINANCIAL MEASURES AND ADDITIONAL LINE ITEMS AND SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP performance measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

  Cash costs per GEO sold;
  All-in sustaining costs per GEO sold;
  Net debt;
  Net free cash flow;
  Free cash flow available for dividends and debt repayment;
  Average realized price per ounce of gold/silver sold; and
  Adjusted earnings

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

For definitions and descriptions of the non-GAAP measures, other than those noted and reconciled below and additional subtotals in financial statements, refer to Section 10: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of the Company's MD&A for the three months ended March 31, 2020.

GEO PRODUCTION AND SALES

Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “Cash Costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of Cash Costs and All-in Sustaining Costs (AISC), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms Cash Costs per GEO sold, Cash Costs per pound of copper sold, AISC per GEO sold and AISC per pound of copper sold do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash Costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about its underlying Cash Costs of operations. Cash Costs are computed on a weighted average basis as follows:

  Cash Costs per GEO sold - The total costs used as the numerator of the unitary calculation represent Cost of Sales excluding DDA, net of treatment and refining charges. These costs are then divided by GEO sold. In the case of Chapada, costs directly attributable to GEO and copper will be allocated on that attributable basis. Non-attributable costs will be allocated based on the relative value of revenues for each metal, which will be determined annually at the beginning of each year.
  Cash Costs of copper - Attributable copper sales costs, divided by commercial copper pounds sold.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”) (a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC per sold seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent Cash Costs (defined above) and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and amortization of reclamation and remediation. AISC do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

  AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the GEO production and sales activities.
  AISC per pound of copper - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to GEO or copper production activities.

NET DEBT

The Company uses the financial measure "Net Debt", which is a non-GAAP financial measure, to supplement information in its Consolidated Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of Net Debt at March 31, 2020 and December 31, 2019 is provided in Section 10: of the MD&A for the three months ended March 31, 2020, which has been filed on SEDAR.

NET FREE CASH FLOW AND FREE CASH FLOW BEFORE DIVIDENDS AND DEBT REPAYMENT

The Company uses the financial measure "Net Free Cash Flow" and "Free Cash Flow before Dividends and Debt Repayments", which are non-GAAP financial measures, to supplement information in its Consolidated Financial Statements. Net Free Cash Flow and Free Cash Flow do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash or to meet dividends and debt repayments. The presentation of Net Free Cash Flow and Free Cash Flow before Dividends and Debt Repayments are not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.

Net free cash flow is calculated as cash flows from operating activities adjusted for advance payments received pursuant to metal purchase agreements and other cash flows not related to current period production, less non-discretionary items such as sustaining capital expenditures, interest paid, payment of lease liabilities, cash used in other financing activities. A reconciliation of Net Free Cash Flow is provided in Section 10: of the MD&A for the three months ended March 31, 2020 and comparable period of 2019 which has been filed on SEDAR.

Free Cash Flow before Dividends and Debt Repayment begins with Net Free Cash Flow and further adjusts for discretionary and other items that affect cash flow available for dividend and debt repayments such as expansionary and exploration capital expenditures,  cash flows used in other investing activities, and the effect of foreign exchange on non-USD denominated cash. A reconciliation of Free Cash Flow before Dividends and Debt Repayment is provided below:

Reconciliation of Cash Flows from Operating Activities to non-GAAP Measures	Three Months Ended March 31
(In millions of United States Dollars)	2020	2019
Cash flows from operating activities	$129.4	$12.4
Adjustments to operating cash flows not reflective of current period operations::
Amortization of deferred revenue	6.1	36.0
Costs associated with COVID-19-related suspension of operations	3.5	—
Non-discretionary items related to the current period
Sustaining capital expenditures	(36.9)	(37.9)
Interest paid	(5.4)	(17.4)
Payment of lease liabilities	(4.4)	(5.8)
Cash used in other financing activities	(1.2)	(0.9)
Net free cash flow	$91.1	$(13.6)
Discretionary and other items impacting cash flow available for dividends and debt repayments
Expansionary and exploration capital expenditures	$(30.2)	$(39.0)
Cash flows used in other investing activities	(19.6)	(14.4)
Effect of foreign exchange of non-USD denominated cash	(2.5)	0.4
Free cash flow available for dividends and debt repayments	$38.9	$(66.6)

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price" and "average realized silver price" which are non-GAAP financial measures, to supplement in its Consolidated Financial Statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting sales taxes, treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold and silver divided by the quantity of the respective units of metals sold, i.e. gold ounce and silver ounce. Reconciliations of average realized metal prices to revenue are provided in Section 10: of the MD&A for the three months ended March 31, 2020 and comparable period of 2019 which has been filed on SEDAR.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its Consolidated Annual Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for Net Earnings or Loss or Net Earnings or Loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding non-recurring items, items not related to or having a disproportionate effect on results for a particular periods and/or not directly related to the core mining business such as (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains)/ losses on available-for-sale securities and other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates, (i) reorganization costs, (j) non-recurring provisions, (k) (gains) losses on sale of assets, (l) any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future period's results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of Net Earnings or Loss and Net Earnings or Loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following additional line items and subtotals in the Consolidated Financial Statements as contemplated in IAS 1: Presentation of Financial Statements:

  Gross margin excluding depletion, depreciation and amortization — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.
  Mine operating earnings — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
  Operating earnings — represents the amount of earnings before net finance income/expense and income tax recovery/expense. This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads. Finance income, finance expense and foreign exchange gains/losses are not classified as expenses directly attributable to mining operations.
  Cash flows from operating activities before income taxes paid and net change in working capital — excludes the payments made during the period related to income taxes and tax related payments and the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital and income taxes can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for income taxes paid and tax related payments and the working capital change during the reporting period.
  Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associated with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.